SEC 1746 (11-02)
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                                 HOM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40427C 10 4
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                                 (CUSIP Number)

                                 David R. Baker
                          641 Lexington Avenue, 26th fl
                               New York, NY 10022
                                 (212) 752-5507
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40427C 10 4

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         MA&N LLC                                IRS ID No. 22-3886909

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ...................................................................
         (b) ...................................................................

      3. SEC Use Only...........................................................

      4. Source of Funds (See Instructions) ........................WC OO.......

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) ....................................................

      6. Citizenship or Place of Organization                   Nevada, USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                     7. Sole Voting Power            4,647,626
                     8. Shared Voting Power                  0
                     9. Sole Dispositive Power       4,647,626
                    10. Shared Dispositive Power             0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,647,626

     12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) .............................................

     13. Percent of Class Represented by Amount in Row (11)              51%

     14. Type of Reporting Person (See Instructions)
         ....................................CO.................................


Date

Signature

Name/Title

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40427C 10 4

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Nicole Bloom-Neuhaus*

       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ..................................................................
          (b) ..................................................................

       3. SEC Use Only..........................................................

       4. Source of Funds (See Instructions)...............OO...................

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e) ...................................................

       6. Citizenship or Place of Organization                   UK

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                     7. Sole Voting Power                0
                     8. Shared Voting Power      4,647,626*
                     9. Sole Dispositive Power           0
                    10. Shared Dispositive Power 4,647,626*

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,647,626*

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ....................................................

     13. Percent of Class Represented by Amount in Row (11) 51%

     14. Type of Reporting Person (See Instructions)
         ...................................IN..................................



Date


Signature


Name/Title

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40427C 10 4

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Mark Neuhaus*

    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) .....................................................................
       (b) .....................................................................

    3. SEC Use Only.............................................................

    4. Source of Funds (See Instructions)............OO.........................

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e) ......................................................

    6. Citizenship or Place of Organization                   USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                     7. Sole Voting Power                 0
                     8. Shared Voting Power       4,647,626*
                     9. Sole Dispositive Power            0
                    10. Shared Dispositive Power  4,647,626*

   11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,647,626*

   12. Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions) ...............................................

   13. Percent of Class Represented by Amount in Row (11) 51%

   14. Type of Reporting Person (See Instructions)
       ...............................IN........................................


Date


Signature


Name/Title

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40427C 10 4

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Ned Baramov*

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ....................................................................
        (b) ....................................................................

     3. SEC Use Only ...........................................................

     4. Source of Funds (See Instructions)..............OO......................

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) .....................................................

     6. Citizenship or Place of Organization                   Bulgaria

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                     7. Sole Voting Power                       0
                     8. Shared Voting Power             4,647,626*
                     9. Sole Dispositive Power                  0
                    10. Shared Dispositive Power                0

   11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,647,626*

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) ......................................................

   13. Percent of Class Represented by Amount in Row (11) 51%

   14. Type of Reporting Person (See Instructions)
       ...............................IN........................................


Date

Signature

Name/Title



--------------------------------

--------------------------------------------------------------------------------
* The individual herein named disclaims any economic interest in HOM Corporation beyond his/her proportionate economic interest in MA&N LLC.

CUSIP No.         40427C 10 4                                 13D
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

The class of security to which this statement relates is the common stock of HOM Corporation, whose address is 4210 Columbia Road, Suite 10C, Martinez, Georgia, 30907.


ITEM 2.           IDENTITY AND BACKGROUND

The person filing this statement is MA&N LLC ("MA&N"), a Limited Liability Corporation duly organized and existing pursuant to the laws of the State of Nevada, engaged in the business of developing and marketing of a wireless Internet Service Provider (ISP) transmission system, commonly referred to as "Wi-Fi", with its principal office at 6100 Neil Road, Suite 500, Reno, Nevada 89511.

MA&N has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

MA&N has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

MA&N has purchased 4,647,626, or fifty-one percent (51%) of 8,685,164 outstanding and 427,828 issuable common shares of HOM Corporation ("HOM") totaling 9,112,992 common shares of HOM following such transaction. Subsequent to the transaction, the previous shareholders of HOM would hold 4,037,538 common shares of HOM; five (5) year incentive stock options exercisable at one cent ($0.01) a share to purchase 294,341 common shares of HOM issuable to Robert S. Wilson in lieu of $54,000 of 2001 compensation from HOM and $18,000 in loans to HOM with an adjustment in lieu of interest thereon to December 9, 2002 of $1,585.31 for a total of $73,585.31; and, 133,487 common shares of HOM issuable to David Baker in lieu of indebtedness of HOM to him of $29,584 with an adjustment in lieu of interest thereon to December 9, 2002 of $2,969.11 and a further equitable adjustment of $818.63, or a total of $33,371.74, for a total of 4,465,366 common shares of HOM representing in the aggregate forty nine percent (49%) of the total outstanding and issuable common shares HOM. (See Exhibit "1" Provision "1".)

In further consideration to MA&N, HOM has caused its board of directors to expand to five (5) members, two (2) of whom will be present surviving director of HOM, Robert L. Wilson, and another director so to be nominated by Robert L. Wilson and approved in accordance with the bylaws of HOM, along with three (3) directors to be appointed by MA&N, to wit, Nicole Bloom-Neuhaus, Mark Neuhaus, and Ned Baramov. (See Exhibit "1" Provision "2".)

The following constitutes the consideration for the acquisition by MA&N of the 4,647,626 common shares of HOM: All rights relating to the provision of ISP wireless service for not less than five (5) nodes, including effective leases or other authorizations to use the locations involved and all necessary equipment; Consultation to HOM for at least two (2) years on the financial and management matters with a view to materially enhancing HOM's performance; Arranging for personnel who can effect the management of HOM; Causing HOM to proceed with the contemplated activity of acquiring additional entities or business operations in the ISP wireless business; Funding of current payment of accounting and legal fees to enable upcoming filings with the U.S. Securities and Exchange Commission to be made on Form 8-K with respect to this transaction and other relevant transactions and on Form 10-K with respect to HOM's fiscal year ended September 30, 2002 (which will include currently outstanding accounting fees), estimated to be within the range of $75,000-$100,000 (it is MA&N's current intent to file these forms within the time periods prescribed by law and regulations). (See Exhibit "1", Exhibit "A" to the Agreement).

ITEM 4.           PURPOSE OF TRANSACTION

The transaction which has caused the filing of this Form 13D is the disposition of a fifty-one percent (51%) of interest in HOM to MA&N in exchange for certain assets of MA&N including a network of transmission nodes operating in various locations to convey a fee for service based, uninterrupted stream of wireless telecommunications between certain Internet Service Providers (ISP) and customers with accommodating technologies and to further exploit acquisition opportunities within the "Wi-Fi" industry. (See Exhibit "1" Exhibit "A" to the Agreement.)

     (a) MA&N has no current plans to acquire or dispose of additional common stock of HOM.
     (b) MA&N knows of no proposals, agreements or undertakings for any business combinations, mergers or alliances, although being aware that various unconcluded proposals have been made.
     (c)  N/A
     (d) HOM has amended its Bylaws to cause its board of directors to expand to five (5) members, two (2) of whom will be the present surviving Chairman and CEO of HOM, Robert L. Wilson, and another director so to be nominated by Robert L. Wilson and approved by the existing board of directors in accordance with its bylaws to replace recently deceased director Bryce Batzer, along with three (3) directors to be appointed by MA&N, to wit, Nicole Bloom-Neuhaus, Mark Neuhaus, and Ned Baramov (See Exhibit "1" Provision "2".)
     (e)  N/A
     (f)  N/A
     (g) HOM has caused its bylaws to be amended allowing its board of directors to expand to five (5) members, two (2) of whom will be the present surviving Chariman and CEO of HOM, Robert L. Wilson, and another director so to be nominated by Robert L. Wilson and approved pursuant to the Bylaws of HOM to replace the recently deceased director Bryce Batzer, along with three (3) directors to be appointed by MA&N, to wit, Nicole Bloom-Neuhaus, Mark Neuhaus, and Ned Baramov. (See Exhibit "1" Provision "2".)
     (h)  N/A
     (i)  N/A
     (j)  N/A


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) MA&N has a beneficial interest in 4,647,626 shares of HOM common stock representing fifty-one percent (51%) of the 9,112,992 common shares of HOM outstanding and issuable following this transaction. Mark Neuhaus and Nicole Bloom-Neuhaus disclaim any interest in HOM beyond their proportionate interests in MA&N LLC.
     (b)  (see items 7-10 on the cover page)

     (c) MA&N has not affected any transactions, and does not know of any affected by any of the other named in paragraph "a".
     (d)  N/A
     (e)  N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MA&N, Mark Neuhaus, Nicole Bloom-Neuhaus, and Ned Baramov have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer other than the transaction enunciated herein and described with particularity in Exhibit "1".


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit (1). Amendment to Stock Acquisition Agreement dated December 12, 2002 with Stock Acquisition Agreement dated December 12, 2002 containing Exhibits A and B.

                                    Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     -----------------------------------------
                                                (Date)



                                     -----------------------------------------
                                              (Signature)



                                     -----------------------------------------
                                             (Name/Title)

                                   Exhibit 1.

                                    AMENDMENT
                                       to
                           STOCK ACQUISITION AGREEMENT

                                       for

                       51% of the outstanding and issuable
                         Common Stock of HOM Corporation


         This amendment ("Amendment") dated as December 12, 2002 by and between MA&N LLC ("MA&N") and HOM Corporation ("HOM") to the agreement ("Agreement") dated December 12, 2002 by and between MA&N and HOM

                                   WITNESSETH:

         WHEREAS, MA&N and HOM executed and delivered the Agreement on December 12, 2002, and

         WHEREAS, there were several erroneous figures and one erroneous description in paragraph 1 of the Agreement, although the number of Purchase Shares, as defined in the Agreement, was accurate;

         NOW, THEREFORE, in consideration of these premises, MA&N and HOM hereby agree as follows:

         A. Paragraph 1 in the Agreement hereby is amended to read as follows:

         "1. MA&N hereby purchases the Purchase Shares from HOM. HOM represents that the Purchase Shares represent 51% of the 8,685,164 outstanding plus 427,828 issuable, or a total of 9,112,992, shares of Common following such acquisition. The previous shareholders of HOM would hold 4,037,538 shares of Common; five year incentive stock options exercisable at $0.01 a share to purchase 294,341 shares of Common issuable to Robert S. Wilson in lieu of $54,000 of 2001 compensation from HOM and $18,000 in loans to HOM with an adjustment in lieu of interest thereon to December 9, 2002 of $1,585.31, for a total of $73,585.31; and 133,487 shares of Common issuable to David R. Baker in lieu of indebtedness of HOM to him of $29,584 with an adjustment in lieu of interest thereon to December 9, 2002 of $2,969.11 and a further equitable adjustment of $818.63, or a total of $33,371.74, for a total of 4,465,366 shares of Common representing 49% of the total outstanding and issuable Common; and MA&N would hold the 4,647,626 Purchase Shares. Other than such 427,828 issuable shares of Common, HOM represents and warrants that there are no agreements or understandings for the issuance of any Common or other equity securities of HOM or of any securities or other instruments convertible into or exercisable for Common or other equity securities of HOM."

         B. Except as changed pursuant to paragraph A above, the Agreement remains in full force and effect, as of its date.

         C. The parties will prepare, execute and deliver a form of agreement ("Composite Agreement") styled as the Stock Acquisition Agreement, reflecting the Agreement as modified by the Amendment and the Composite Agreement may be used for all purposes in lieu of the Agreement as amended by this Amendment.

         Executed by the parties hereto as of the date first above stated.

                                    HOM Corporation


                                    By:      /s/ Robert S. Wilson
                                        ----------------------------------------
                                    Its:     Chairman
                                         ---------------------------------------

                                    MA&N LLC


                                    By:      /s/ Mark Neuhaus
                                        ----------------------------------------
                                    Its:     Managing Member
                                         ---------------------------------------

                           STOCK ACQUISITION AGREEMENT

                                       for

                       51% of the outstanding and issuable
                         Common Stock of HOM Corporation


         This Agreement dated December 12, 2002 by and between MA&N LLC ("MA&N") and HOM Corporation ("HOM").

                                   WITNESSETH:

         WHEREAS, MA&N is desirous of acquiring from HOM 4,647,626 shares ("Purchase Shares") of HOM's common stock ("Common"), the Purchased Shares constituting 51% of the outstanding and issuable shares of Common immediately following such purchase.

         WHEREAS, HOM is willing to sell the Purchase Shares to MA&N for the consideration herein specified;

         NOW, THEREFORE, in consideration of these premises, MA&N and HOM hereby agree as follows:

         1. MA&N hereby purchases the Purchase Shares from HOM. HOM represents that the Purchase Shares represent 51% of the 8,685,164 outstanding plus 427,828 issuable, or a total of 9,112,992, shares of Common following such acquisition. The previous shareholders of HOM would hold 4,037,538 shares of Common; five year incentive stock options exercisable at $0.01 a share to purchase 294,341 shares of Common issuable to Robert S. Wilson in lieu of $54,000 of 2001 compensation from HOM and $18,000 in loans to HOM with an adjustment in lieu of interest thereon to December 9, 2002 of $1,585.31, for a total of $73,585.31; and 133,487 shares of Common issuable to David R. Baker in lieu of indebtedness of HOM to him of $29,584 with an adjustment in lieu of interest thereon to December 9, 2002 of $2,969.11 and a further equitable adjustment of $818.63, or a total of $33,371.74, for a total of 4,465,366 shares of Common representing 49% of the total outstanding and issuable Common; and MA&N would hold the 4,647,626 Purchase Shares. Other than such 427,828 issuable shares of Common, HOM represents and warrants that there are no agreements or understandings for the issuance of any Common or other equity securities of HOM or of any securities or other instruments convertible into or exercisable for Common or other equity securities of HOM.

         2. The Board of Directors of HOM will consist of five members, two of whom will be the present directors of HOM, Bryce N. Batzer and Robert S. Wilson ("Present Directors"), and three of whom will be the individuals listed in Exhibit A hereto. HOM will cause the Present Directors to forthwith take all necessary action to add such three individuals to the Board of Directors of HOM. HOM represents and warrants that there are no agreements or understandings relating to the employment or compensation of any director or officer of HOM or any of its subsidiaries currently or in view of future circumstances. MA&N will cause the Purchase Shares to be voted for the Present Directors as directors of HOM and otherwise take action to cause the Present Directors to continue as directors of HOM for at least one year from the date hereof. All officers and directors of HOM and its subsidiaries will tender their resignation from such positions, subject as to the obligations of MA&N with respect to Present Directors as set forth in the preceding sentence, provided, however, MA&N may cause the removal of either of the Present Directors at any time for cause. MA&N will cause HOM to obtain appropriate Directors and Officers Liability Insurance covering the directors and officers of HOM as promptly as practicable.

         3. This Agreement and the rights and obligations hereunder are not assignable by either party hereto, except that MA&N may assign all or any portion of its obligations, subject to the assumption of all or a correlative portion of its obligations, to persons controlling, or to entities under common control with, MA&N.

         4. In consideration of the issuance of the Purchase Shares, MA&N will cause the considerations specified in Exhibit A hereto to be given to HOM.

         5. Exhibit B hereto lists all accounts payable and indebtedness of HOM and its subsidiaries as of the date hereof including legal fees incurred and expenses posted through December 9, 2002. HOM represents and warrants to MA&N that such listing of accounts payable and indebtedness is thorough, complete, true and accurate to the best of HOM's knowledge. Unposted payables of HOM and its subsidiaries as of December 9, 2002 do not exceed $10,000 in the aggregate.

         6. HOM will cause all information received by its directors, officers, employees, consultants, agents and other advisors in connection with the transactions contemplated herein to be kept confidential unless it otherwise becomes public without fault of such persons, is required to be disclosed pursuant to applicable law or regulation or is disclosed with the consent of HOM after the three new directors of HOM listed in Exhibit A join the Board of Directors. The parties understand that HOM will promptly issue a press release describing this Agreement and make an appropriate filing with the Securities and Exchange Commission on Form 8-K as to the transactions contemplated herein.

         Executed by the parties hereto as of the date first above stated.

                             HOM Corporation


                             By:      /s/ Robert S. Wilson
                                 ---------------------------------------
                             Its:     Chairman
                                  --------------------------------------

                             MA&N LLC


                             By:      /s/ Mark Neuhaus
                                 ---------------------------------------
                             Its:     Managing Member
                                  --------------------------------------

                                    Exhibit A
                                     to the
                 Agreement ("Agreement") dated December 12, 2002
                   by and between MA&N LLC and HOM Corporation


                                    Directors

         The three additional directors of HOM are Mark S. Neuhaus, Nicole Bloom Neuhaus and Ned Boramov.

                                  Consideration

         The following constitutes the consideration for the acquisition by MA&N of the Purchase Shares from HOM. Terms defined in the Agreement have the same meaning herein.

         1. All rights relating to the provision of ISP wireless service from not less than five nodes, including effective lease or other authorization to use the locations involved and all necessary equipment.

         2. Consultation with HOM for at least two years on financial and management matters with a view to materially enhancing HOM's performance.

3. Arranging for personnel who can effect the management of HOM.

          4. Causing HOM to proceed with the contemplated business plan of acquiring additional entities or business operations in the ISP wireless business.

          5. Funding of current payment of accounting and legal fees to enable upcoming filings with the U.S. Securities and Exchange Commission to be made on Form 8-K with respect to this transaction and other relevant transaction and on Form 10-K with respect to HOM's fiscal year ended September 30, 2002 (which will include currently outstanding accounting fees), estimated to be in the range of $75,000 - $100,000. It is MA&N's current intent to file these forms within the time periods prescribed by law and regulations.